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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of _____________________________________________________________________________April 2003

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

Executive Offices

1.  2002 Stock Option Plan: 12/11/2002

2.  Press Release: 4/2/2003; 4/4/2003; 4/4/2003; 4/15/2003

3.  Early Warning Report: 4/4/2003; 4/9/2003

4.  Form 45-902F, Report of Exempt Transaction: 4/4/2003; 4/8/2003; 4/14/2003

5.  Form 4B, Private Placement Notice Form: 4/10/2003

6.  Form 4E, Shares for Debt Filing: 3/19/2003

7.  Form 4G, Summary Form Incentive Stock Options: 4/9/2003

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.   Form 20-F xxx   Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.      Yes ___     No xxx

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required  to  respond unless the form displays a currently valid OMB control number.

INTERNATIONAL BARRIER TECHNOLOGY INC.

2002 STOCK OPTION PLAN

PURPOSE

This 2002 Stock Option Plan is intended to advance the interests of the Company and its stockholders and subsidiaries by attracting, retaining and motivating the performance of selected directors, officers, employees or consultants of the Company of high caliber and potential upon whose judgement, initiative and effort, the Company is largely dependent for the successful conduct of its business, and to encourage and enable such persons to acquire and retain a proprietary interest in the Company by ownership of its stock.

DEFINITIONS

Unless otherwise defined in this Plan, all capitalized words shall have the meanings ascribed thereto in the policies of the TSX Venture Exchange (the “Exchange”), as such policies are from time to time amended or varied (the “Policies”).

ADMINISTRATION

3.1

Administration

The Plan shall be administered by the Board of Directors on the instructions of the Board.  The Board may make, amend and repeal at any time and from time to time such regulations as it may deem necessary or advisable for the proper administration and operation of the Plan and such regulations shall form part of the Plan. The Board may delegate to any Director, officer or Employee of the Company (the “Administrator”) such administrative duties and powers as it may see fit .

3.2

INTERPRETATION

The interpretation by the Board of any of the provisions of the Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by any Optionee.  No member of the Board or any person acting pursuant to authority delegated by the Board hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

SHARES OF STOCK SUBJECT TO PLAN

4.1

Number of Shares.

Subject to adjustment pursuant to the provisions of Section 4.2 hereof, the maximum number of shares of Common Stock which may be issued and sold hereunder shall be a maximum of 10% (1,313,835) of the issued shares of the Company at the date of granting the stock option.  Options shall only be granted to bona fide Directors, Employees, Consultants and Management Company Employees.  Shares of Common Stock issued and sold under the Plan may be either authorized but unissued shares or shares held in the Company's treasury.  Shares of Common Stock covered by an Option that shall have been exercised shall not again be available for an Option grant.  If an Option shall terminate for any reason (including, without limitation, the cancellation of an Option pursuant to section 6.2 hereof) without being wholly exercised, the number of shares to which such Option termination relates shall again be available for grant hereunder.

4.2

Adjustments

In the event (collectively the "Event") that (i) there are any changes in the capital structure of the Company through stock splits, consolidations, reclassifications, changes in or elimination of par value shares, or (ii) any dividends or other distributions are made to holders of shares, or (iii) any rights to purchase shares at prices substantially below Market Value are granted to holders of shares of the Company, or (iv) as a result of any other recapitalization, merger or consolidation, the shares of the Company are converted into or exchangeable for any other shares, then in any such case the Company may make such adjustments in the right to purchase granted hereby as may be required to prevent substantial dilution or enlargement of the rights granted to or available for the Optionee hereunder. No fractional Shares shall be issued upon the exercise of the Option and accordingly, if as a result of the Event, an Optionee would become entitled to a fractional share, such Optionee shall have the right to purchase only the next lowest whole number of shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.  Additionally, no lots of Shares in an amount less than 500 Shares shall be issued upon the exercise of an Option unless such amount of Shares represents the balance left to be exercised under an Option.

GRANT OF OPTIONS

5.1

Options

The Board or Administrator shall, from time to time, in its sole discretion, determine those Directors, Employees, and Consultants, if any, to whom Options are to be awarded.  If the Board elects to award an Option to a Director, the Board shall, in its sole discretion, determine the number of Shares to be acquired on the exercise of such Option. If the Board elects to award an Option to an Employee, the number of Shares to be acquired on the exercise of such Option shall be determined by the Board in its sole discretion, and in so doing the Board may take into account the following criteria:

(a)

the annual salary of the Employee as at the date the Option is awarded (the “Award Date”) in relation to the total annual salaries payable by the Company to all of its Employees as at the Award Date;

(b)

the length of time that the Employee has been employed by the Company; and

(c)

the quality and importance of the work performed by the Employee.

If the Board elects to award an Option to a Consultant, the Board shall, subject to paragraph 3.2, determine the number of Shares to be acquired on the exercise of such Option based on such other considerations as the Board in its sole discretion may determine with regard to Consultants.

5.2

Exercise Price.

The exercise price of the Shares covered by each option shall be determined by the directors. The exercise price shall not be less than the price permitted by the Policies and shall not be lower than the fair market values.

“Fair Market Value” means, as of any date, the value of the Common Shares, determined as follows:

(i)

if the Common Shares are listed on the TSX Venture Exchange, the Fair Market Value shall be the closing sales price for such shares (or the closing bid, if no sales were reported) as quoted on such exchange for the market trading day immediately prior to the date of determination less any discount permitted by the TSX Venture Exchange, subject to a minimum price of $0.10;

(ii)

if the Common Shares as listed on an Exchange other than the TSX Venture Exchange, the fair market value shall be the closing sales price of such shares (or the closing bid, if no sales were reported) as quoted on such Exchange for the market trading date immediately prior to the time of determination less any discount permitted by the Exchange; and

(iii)

if the Common Shares are not listed on an Exchange, the Fair Market Value shall be determined in good faith by the Board.

5.3

Exercise of Option

Any Option may be exercised only by the Optionee. An Optionee  may exercise an Option in whole or in part, subject to section 5.6 at any time or from time to time during the Exercise Period up to 5:00 p.m. local time in Vancouver, British Columbia on the Expiry Date by delivering to the Company an Exercise Notice, the applicable Option Certificate, attached hereto as Schedule A and B respectively, and a certified cheque or bank draft to be purchased pursuant to the exercise of the Option.

5.4

Number of Optioned Shares

The Company shall not grant Options which, when calculated together with outstanding options as at the Award Date:

(a)

exceed 10% of the issued and outstanding Shares of the Company at the Award Date including all stock options granted by the Company prior to the adoption of the Plan;

(b)

which shall for any one individual, at the Award Date, result in excess of 5% of the issued and outstanding Shares of the Company being reserved for any such individual in any 12 month period  unless the Company is classified as a Tier 1 Issuer pursuant to the Policies of the Exchange, in which case reasonable grants of options will be permitted by the Exchange and the Company has obtained the requisite Disinterested Shareholder approval;

(c)

grant more than an aggregate of more than 2% of the issued shares of the Company to an Employee conducting Investor Relations Activities in any 12 month period;

(d)

grant more than 2% of the issued shares of the Company to any one Consultant in any 12 month period. Options issued to Consultants performing Investor Relations Activities must vest in stages over 12 months with no more than ¼ of the options vesting in any three month period.

If any Option is cancelled, expires or otherwise terminates for any reason without having been exercised in full, the number of Shares which would have been acquired on the exercise of such Option shall again be available for the purposes of the Plan.

5.5

Term

Subject to paragraph 6.2, the term of any Options granted under the Plan will be determined by the Board and may not exceed five years from the date of grant, or 10 years if the Company is classified by the Exchange as a Tier 1 Issuer (the “Option Period”).

5.6

Vesting

An option which is subject to vesting, shall vest and may be exercised (in each case to the nearest full share) during the Option Period in such manner as the Board of Directors may fix by resolution. Options which have vested may be exercised in whole or in part at any time and from time to time during the Option Period.

OPTIONS

6.1

Duration of Option

Each option and all rights thereunder shall be expressed to expire on the date set out in the Option  Certificate, and shall be subject to earlier termination as provided in sections 6.2 and 7 (the “Expiry Date”).

6.2

Termination of Option

An Optionee may exercise an Option in whole or in part at any time or from time to time during the period during which a particular option may be exercised. However, the Board may at any time fix a minimum or maximum number of Shares which an Optionee may exercise pursuant to his Option. Any Option or part thereof not exercised within the Option Period shall terminate and become null, void and of no further force and effect at 5:00 p.m. local time in Vancouver, British Columbia, on the Expiry Date.  Subject to any additional more limiting terms as determined by the directors, the Expiry Date of an Option shall be the earlier of the date so fixed by the Board at the time the Option is awarded and the date established, if applicable, in paragraphs (a) to (c) below.

(a)

Ceasing to Hold Office

If the Optionee holds his or her Option as Director of the Company and such Optionee ceases to be a Director of the Company, other than by reason of death, then the Expiry Date of the Option shall be 90 days following the date the Optionee ceases to be a Director of the Company unless the Optionee ceases to be a Director of the Company as a result of:

(i)

ceasing to meet the qualifications set forth in s.138 of the Company Act R.S.B.C. 1979, c.59 (the "Act"); or

(ii)

a special resolution having been passed by the members of the Company pursuant to subsection 130(3) of the Act; or

(iii)

an order of the Commission, the Exchange, or any regulatory body having jurisdiction to so order;

in which case the Expiry Date shall be the date the Optionee ceases to be a Director of the Company.

(b)

Ceasing to be Employed

If the Optionee holds his or her Option as an Employee, Consultant or Management Company Employee of the Company and such Optionee ceases to be an Employee, Consultant or Management Company Employee of the Company, other than by reason of death, then the Expiry Date of the Option shall be the 90th day following the date the Optionee ceases to be an Employee, Consultant or Management Company Employee of the Company unless the Optionee ceases to be an Employee, Consultant or Management Company Employee of the Company as a result of:

(i)

termination for cause; or

(ii)

an order of the Commission, the Exchange, or any regulatory body having jurisdiction to so order;

in which case the Expiry Date shall be the date the Optionee ceases to be an Employee of the Company.

(c)

Investor Relations Optionees Ceasing to be Employed

If an Optionee engaged in Investor Relations Activities ceases to be employed to perform Investor Relations Activities, other than by reason of death, then the Expiry date of the Option shall be the 30th day following the date the Optionee ceases to perform Investor Relations Activities for the Company unless the Optionee ceases to perform Investor Relations Activities, whether as an Employee or a Consultant, as a result of:

(i)

termination for cause; or

(ii)

an order of the Commission, the Exchange, or any regulatory body having jurisdiction to so order;

in which case the Expiry Date shall be the date the Optionee ceases to perform Investor Relations Activities for the Company.

(d)

Death

If the Optionee dies, then the Expiry Date shall be one year from the date of death of the Optionee. In the event of the death of an Optionee, the Optionee’s option shall be exercised only within one year next succeeding such death and then only:

(i)

by the person or persons to whom the Optionee’s rights under the option shall pass by the Optionee’s will or the laws of descent and distribution; and

(ii)

to the extent that the Optionee was entitled to exercise the option at the date of the Optionee’s death.

CHANGE IN CONTROL

In the event of a consolidation or merger in which  the Company is not the surviving company, or in the event the Common Shares are converted into securities of another entity or exchanged for other consideration, or in the event of an offer for fifty percent or more of Shares being made by a third party that constitutes a take-over bid as that term is defined in the Securities Act (British Columbia) or would constitute a take-over bid as that term is defined in the Securities Act (British Columbia) but for the fact that the offeree is not in British Columbia, all outstanding options will immediately vest, provided that if such transaction does not close, all such options will be deemed not to have vested.

ASSIGNMENT OF OPTIONS

All benefits, rights and options accruing to any Optionee in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided herein. During the lifetime of an Optionee and benefits, rights and options may only be exercised by the Optionee.

AMENDMENT AND TERMINATION

9.1

Prospective Amendment

Subject to paragraph 10.2, the Board may from time to time amend the Plan and the terms and conditions of any Option thereafter to be awarded and, without limiting the generality of the foregoing, may make such amendment for the purpose of meeting any changes in any relevant law, rule or regulation applicable to the Plan, any Option or the Shares, or for any other purpose which may be permitted by all relevant laws, rules and regulation, provided always that any such amendment shall not alter the terms or conditions of any Option or impair any right of any Optionee pursuant to any Option awarded prior to such amendment.

9.2

Retrospective Amendment

Subject to paragraph 10.2, the Board may from time to time retrospectively amend the plan and, with the consent of the affected Optionees, retrospectively amend the terms and conditions of any Options which have been theretofore awarded.

9.3

Termination

The Board may terminate the Plan at any time provided that such termination shall not alter the terms or conditions of any Option or impair any right of any Optionee pursuant to any Option awarded prior to the date of such termination and notwithstanding such termination, the Company, such Options and such Optionees shall continue to be governed by the provisions of the Plan.

9.4

Agreement

The Company and every person to whom an Option is awarded hereunder shall be bound by and subject to the terms and conditions of the Plan.

APPROVALS REQUIRED FOR PLAN

10.1

Approvals Required for Plan

The Plan must be approved by the Exchange and by the shareholders at every annual general meeting of the Company.

10.2

Substantive Amendments to Plan

Disinterested shareholder approval will be sought in respect of any material amendment to the Plan.

EFFECTIVE DATE OF PLAN

The Plan has been adopted by the Board of Directors of the Corporation subject to the approval of the TSX Venture Exchange and, if so approved, the Plan shall become effective upon such approval being obtained, subject to disinterested shareholder approval being obtained in accordance with the Policies.

INTERPRETATION

This Plan is established under and the provisions of the Plan shall be interpreted and construed in accordance with the laws of the Province of British Columbia.

IN WITNESS WHEREOF the Company has executed and delivered this Stock Option Plan as of the  11th day of December,  2002.

INTERNATIONAL BARRIER TECHNOLOGY INC.

“DAVID J. CORCORAN”

Per: ________________________________

Authorized Signatory

SCHEDULE "A"

INTERNATIONAL BARRIER TECHNOLOGY INC.

STOCK OPTION CERTIFICATE

PURSUANT TO THE

2002 STOCK OPTION PLAN

This Certificate is issued pursuant to the provisions of the Company’s 2002 Stock Option Plan and evidences that

             is the holder of an Option to purchase up to ___________ Shares in the capital stock of the Company at a purchase price of $               per Share. Subject to the provisions of the Plan:

(a)

the Award Date of this Option is

                                      ; and

(b)

the Expiry Date of this Option is

                                      .

Other Restrictions:

This Option may be exercised from the Award Date until 5:00 p.m. local time in Vancouver, British Columbia on the Expiry Date, by delivering to the Administrator of the Plan an Exercise Notice, in the form provided in the Plan, together with this Certificate and a certified cheque or bank draft payable to INTERNATIONAL BARRIER TECHNOGY INC.  or its solicitors in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised; provided that the Optionee will have satisfied the conditions precedent, if any, to the exercise of the Option set out in the Plan. When due notice and payment are received, the Company covenants and agrees to issue and deliver to the Optionee share certificates in the name of the Optionee for the number of shares so purchased.

This Certificate and the Option evidenced hereby is not assignable, transferable or negotiable. This Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and records of the Company shall prevail.

THE EXERCISE OF THIS OPTION IS SUBJECT TO THE TERMS AND RESTRICTIONS SET OUT IN THE STOCK OPTION PLAN. TERMS HAVE THE MEANING AS SET OUT IN THE STOCK OPTION PLAN.

Dated this                       day of                               , 200__.

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per:

Authorized Signatory

SCHEDULE "B"

 INTERNATIONAL BARRIER TECHNOLOGY INC.

EXERCISE NOTICE

To:

The Board of Directors - Stock Option Plan

INTERNATIONAL BARRIER TECHNOLOGY INC.

The undersigned hereby irrevocably gives notice, pursuant to Company’s Stock Option Plan, of the exercise of the Option to acquire and hereby subscribes for (cross out inapplicable item):

(a)

all of the Shares; or

(b)

                                         of the Shares;

which are the subject of the Option Certificate held by the undersigned evidencing the undersigned's option to purchase said Shares.

Calculation of total Exercise Price:

(i)

number of Shares to be acquired on exercise

                             Shares

(ii)

multiplied by the Exercise Price per Share:

$

TOTAL EXERCISE PRICE, enclosed herewith:

$

The undersigned tenders herewith a certified cheque or bank draft (circle one) in the amount of

 $                   payable to the Company in an amount equal to the total Exercise Price of the aforesaid Shares, as calculated above, and directs the Company to issue the share certificate evidencing said Shares in the name of the undersigned to be mailed to the undersigned at the following address:

DATED the            day of                       ,                 .

Signature of Witness

Signature of Optionee

Name of Witness (please print)

Name of Optionee (please print)

INTERNATIONAL BARRIER TECHNOLOGY INC.

#604-750 West Pender Street

Vancouver, BC

V6C 2T7

Tel: 604-689-0188

April 2, 2003

SYMBOL: IBH: TSX-V

IBTGF.OB

PRESS RELEASE

International Barrier Technology Inc. is pleased to announce that Mr. Paul Louie has been appointed a director of the Company.

Mr. Paul Louie is a self employed Vancouver based businessman mainly involved in financing high growth companies. He has past experience in the construction materials industry mainly in product development, plant management, and business development. He has successfully developed several products through conception stage to full deployment into multi-tiered distribution. Mr. Louie is completely familiar with wholesale and retail distribution having sold several products through these distribution channels. His current activities are particularly focused on financing and strategic business development. He is a graduate Marine Engineer.

The Company has appointed Messrs. Neil Duke and Robert Matthews, CA, to its newly formed advisory board. Mr Duke is General Sales Manager of Target Products Limited. Target Products Limited is a British Columbia based building materials manufacturer. Mr. Matthews was formerly Vice-President and Corporate Controller of MacMillian Bloedel, now Weyerhausser.

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “DAVID J. CORCORAN”

David J. Corcoran

Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

INTERNATIONAL BARRIER TECHNOLOGY INC.

#604-750 West Pender Street

Vancouver, BC

V6C 2T7

Tel: 604-689-0188

April 4, 2003

SYMBOL: IBH: TSX-V

IBTGF.OB

NEWS RELEASE

International Barrier Technology Inc. (the “Company”) announces that, further to its news release dated March 5, 2003, it has settled debts in the aggregate amount of $309,869.00 with one creditor and three directors of the Company. The Company has issued a total of 2,000,000 shares at a deemed price of $0.15 per share. The shares are subject to hold periods expiring August 2, 2003.

Pursuant to Section 111 of the Securities Act and Section 174 of the Securities Rules, as a result of the debt settlement, David J. Corcoran, of Vancouver British Columbia, director, through his company, Corcoran Enterprises Ltd. acquired 1,163,820 shares, and now beneficially owns 15% or more of the total fully diluted issued and outstanding capital of the Company, such securities listed and trading on the TSX Venture Exchange. Mr. Corcoran acquired the shares as a result of a debt settlement with the Company.  Mr. Corcoran is not acting jointly or in concert with any other persons to increase the ownership or beneficial ownership of, or control or direction over, any of the securities of the Company. Mr. Corcoran has no present intention to purchase additional securities of the Company but may do so in the future.  Pursuant to the debt settlement, Michael Huddy, of Plymouth Minnesota, director, acquired 650,353 shares and now beneficially owns 12% or more of the total fully diluted issued and outstanding capital of the Company. Mr. Huddy acquired the shares as a result of a debt settlement with the Company. Mr. Huddy is not acting jointly or in concert with any other persons to increase the ownership or beneficial ownership of, or control or direction over, any of the securities of the Company. Mr. Huddy has no present intention to purchase additional securities of the Company but may do so in the future.

1208120.ds012.doc

A report of these acquisitions will be filed with the B.C. Securities Commission pursuant to section 111 of the BC Securities Act. A copy of these reports may be obtained by contacting David Corcoran, Director, c/o INTERNATIONAL BARRIER TECHNOLOGY INC., #602-750 West Pender Street, Vancouver, BC, V6C 2B3, telephone (604) 689-0188.

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “DAVID CORCORAN”

______________________________

DAVID CORCORAN, Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS RELEASE.

INTERNATIONAL BARRIER TECHNOLOGY INC.

#604-750 West Pender Street

Vancouver, BC

V6C 2T7

Tel: 604-689-0188

April 4, 2003

SYMBOL: IBH: TSX-V

IBTGF.OB

PRESS RELEASE

International Barrier Technology Inc. announces that, contrary to the announcement of April 2, 2003, Neil Duke will not be joining the advisory board. Mr. Duke will work with the Company on an informal operational basis rather than in an advisory role capacity to assist in the development of the Company’s sales and marketing efforts for its Blazeguard products.

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “DAVID J. CORCORAN”

David J. Corcoran

Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS RELEASE.

INTERNATIONAL BARRIER TECHNOLOGY INC.

#604-750 West Pender Street

Vancouver, BC

V6C 2T7

Tel: 604-689-0188

April 15, 2003

SYMBOL:  IBH: TSX-V

IBTGF.OB

PRESS RELEASE

International Barrier Technology Inc. (the “Company”) announces that, further to its news releases dated March 5, 2003 and March 6, 2003, it has completed a non-brokered private placement in the amount of 3,500,000 shares of the Company at a price of $0.10 per share for gross proceeds of $350,000 to twelve placees.

The shares and underlying shares are subject to hold periods expiring August 10, 2003 and August 11, 2003 respectively.

A finder’s fee and an advisory fee totaling $50,000 was paid to Ken Fahlman in connection with the private placement.

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per:

“DAVID J. CORCORAN”

David J. Corcoran

Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

EARLY WARNING REPORT

NATIONAL INSTRUMENT 62-103

SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)

1. Name and address of offeror:

David J. Corcoran

#604-750 West Pender Street

Vancouver, BC

V6C 2T7

2. The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file this Report, and whether it was ownership or control that was acquired in those circumstances:

David J. Corcoran (“Corcoran”), through his private company, Corcoran Enterprises Ltd. has acquired direct ownership and control over 1,163,820 common shares of International Barrier Technology Inc. (“Barrier”) pursuant to a shares for debt transaction, at a deemed price of $0.15 per share (the “Shares”) which represent 10% or more of the common shares of Barrier.

3. The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to this Report:

As a result of the issuance of the securities described in paragraph 2 above, Corcoran owns directly and indirectly, a total of 2,162,035 common shares of Barrier and 360,000 stock options which as at April 4, 2003 represented 15.5% of the outstanding fully diluted shares in the capital stock of Barrier.

4. The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 above over which the offeror, either alone or together with any joint actors has ownership and control:

Please refer to paragraph 2 and 3 above.

5. Market where the transaction or occurrence took place:

Not applicable.

6. The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the Report, including any future intention to acquire ownership of, control over, additional securities of the reporting issuer:

Corcoran’s purpose in effecting the transaction was to settle Barrier’s indebtedness of $176,825.00 to Corcoran by the issuance of 1,163,820 shares of Barrier at a deemed price of $0.15 per share. Corcoran has no intention to purchase further common shares of Barrier, but may decide to do so in the future.

7. The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the Report, including agreements with respect to the acquisition, holding disposition or voting of any of the securities:

Not Applicable.

8. The name of any joint actors:

There are no persons or companies acting jointly or in concert with Kesonen in connection with the disclosure required by paragraphs 2, 3, and 4 hereof.

9. The nature and value of the consideration paid by the offeror:

Please refer to paragraphs 2, 3 and 7 above.

10. Where applicable, a description of any change in any material fact set out in any report previously filed:

Not applicable

11. Changes from previous reports:

Not applicable

DATED at Vancouver, BC this 4th day of April, 2003.

By: “DAVID J. CORCORAN”

Name: DAVID J. CORCORAN

Title: N/A

EARLY WARNING REPORT

NATIONAL INSTRUMENT 62-103

SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)

1. Name and address of offeror:

Michael Huddy

2345 Brockton Lane N.

Plymouth, MN

55447

2. The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file this Report, and whether it was ownership or control that was acquired in those circumstances:

Michael Huddy (“Huddy”) has acquired direct ownership and control over 650,353 common shares of International Barrier Technology Inc. (“Barrier”) pursuant to a shares for debt transaction, at a deemed price of $0.15 per share (the “Shares”) which represent 10% or more of the common shares of Barrier.

3. The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to this Report:

As a result of the issuance of the securities described in paragraph 2 above, Huddy owns directly and indirectly, a total of 1,847,960 common shares of Barrier and 150,000 stock options which as at April 4, 2003 represented 12.3% of the outstanding fully diluted shares in the capital stock of Barrier.

4. The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 above over which the offeror, either alone or together with any joint actors has ownership and control:

Please refer to paragraph 2 and 3 above.

5. Market where the transaction or occurrence took place:

Not applicable.

6. The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the Report, including any future intention to acquire ownership of, control over, additional securities of the reporting issuer:

Huddy’s purpose in effecting the transaction was to settle Barrier’s indebtedness of $98,812.00 to Huddy by the issuance of 650,353 shares of Barrier at a deemed price of $0.15 per share. Huddy has no intention to purchase further common shares of Barrier, but may decide to do so in the future.

7. The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the Report, including agreements with respect to the acquisition, holding disposition or voting of any of the securities:

Not Applicable.

8. The name of any joint actors:

There are no persons or companies acting jointly or in concert with Kesonen in connection with the disclosure required by paragraphs 2, 3, and 4 hereof.

9. The nature and value of the consideration paid by the offeror:

Please refer to paragraphs 2, 3 and 7 above.

10. Where applicable, a description of any change in any material fact set out in any report previously filed:

Not applicable

11. Changes from previous reports:

Not applicable

DATED at Watkins, MN this 9th day of April, 2003.

By: “MICHAEL HUDDY”

Name: MICHAEL HUDDY

Title: N/A

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report Of Exempt Distribution

1.

State the full name, address and telephone number of the issuer of the security distributed.

INTERNATIONAL BARRIER TECHNOLOGY INC.

#604-750 West Pender Street

Vancouver, BC

V6C 2T7

Telephone number: 604-689-0188

2.

State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the jurisdiction of British Columbia.

3.

State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The Issuer is listed on the TSX Venture Exchange and the NASD, OTCBB.

4.

Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

2,000,000 common shares

5.

Provide the following information for each type of security distributed. Consult Multilateral

Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Corcoran Enterprises Ltd. Vancouver, BC	1,163,820	April 1, 2003	$0.15 $176,825 (pro rata $174,673)	s. 128(e) of the Securities Rules	4 months and a day ending August 2, 2003 4 months ending August 1, 2003
Michael Huddy Plymouth, MN	650,353	April 1, 2003	$0.15 $98,812 (pro rata $97,553)	s. 128(e) of the Securities Rules	4 months and a day ending August 2, 2003 4 months ending August 1, 2003
Continental Appraisals Ltd. Delta, BC	185,827	April 1, 2003	$0.15 $28,232 (pro rata $27,874)	s. 128(e) of the Securities Rules	4 months and a day ending August 2, 2003 4 months ending August 1, 2003

6.

Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
See attached Schedule

7.

State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

$202,547.00 pro rata deemed ($205,057.00 of indebtedness)

8.

Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and Address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price per share (Canadian $)
N/A

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at  Vancouver, BC      this 4th day of  April, 2003.

INTERNATIONAL BARRIER TECHNOLOGY INC.

Name of issuer (please print)

“DAVID CORCORAN”

Signature of authorized signatory

Name and office of authorized signatory

(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended.

For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at http://www.bcsc.bc.ca.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7Y 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

SCHEDULE

6.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Corcoran Enterprises Ltd. 3223 West 37th Avenue Vancouver, BC V4M 1G7	604-266-6984 naramataresorts@shaw.ca	Common shares 1,163,820	s. 128(e) of the Securities Rules
Michael Huddy 2345 Brockton Lane N. Plymouth, MN 55447	(763) 404-1235 mhuddy9252@aol.com	Common shares 650,353	s. 128(e) of the Securities Rules
Continental Appraisals Ltd. 5298 4th Avenue Delta, BC V6N 2V3	604-948-0599 victor.yates@telus.com	Common shares 185,827	s. 128(e) of the Securities Rules

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report Of Exempt Distribution

1.

State the full name, address and telephone number of the issuer of the security distributed.

INTERNATIONAL BARRIER TECHNOLOGY INC.

Suite 604, 750 West Pender Street, Vancouver, BC, V6C 2T8

604-689-0188

2.

State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

Reporting issuer in British Columbia and Alberta.

3.

State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

TSX Venture Exchange and the NASD OTC Bulletin Board.

4.

Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

Stock Options -  600,000 common shares exercisable at $0.10 per share until March 5, 2008

5.

Provide the following information for each type of security distributed. Consult Multilateral

Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Bernie Hertel Coquitlam, BC	200,000 stock options	March 5, 2003	$0.10/ $20,000	s. 74(2)(9) of the Securities Act	4 months ending July 5, 2003
Paul Louie Vancouver, BC	200,000 stock options	March 5, 2003	$0.10/ $20,000	s. 74(2)(9) of the Securities Act	4 months ending July 5, 2003
Robert Matthews Vancouver, BC	200,000 stock options	March 5, 2003	$0.10/ $20,000	s. 74(2)(9) of the Securities Act	4 months ending July 5, 2003

6.

Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
See Schedule A

7.

State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

N/A ($60,000)

8.

Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and Address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price per share (Canadian $)
N/A

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at  Vancouver, BC            this 8th day of  April, 2003.

INTERNATIONAL BARRIER TECHNOLOGY INC.

Name of issuer (please print)

“DAVID CORCORAN”

Signature of authorized signatory

DAVID CORCORAN, Director

Name and office of authorized signatory

(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended.

For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at http://www.bcsc.bc.ca.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7Y 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

Schedule A

6.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Bernie Hertel 712 Lea Avenue Coquitlam, BC V3J 4H5	604-939-2642 bhertel@telus.net	Stock options in the amount of 200,000 shares	s. 74(2)(9) of the Securities Act
Paul Louie 109-4775 Valley Drive Vancouver, BC V6J 4B7	604-261-4191 Paul_louie@telus.net	Stock options in the amount of 200,000 shares	s. 74(2)(9) of the Securities Act
Robert Matthews Sheppards Building Materials Inc 12841 85 Ave, Surrey, BC V3W 0K8	(604) 596-0447 bobm@corp.intergate.ca	Stock options in the amount of 200,000 shares	s. 74(2)(9) of the Securities Act

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report Of Exempt Distribution

1.

State the full name, address and telephone number of the issuer of the security distributed.

INTERNATIONAL BARRIER TECHNOLOGY INC.

#604-750 West Pender Street

Vancouver, BC

V6C 2T7

Telephone number: 604-689-0188

2.

State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the jurisdiction of British Columbia and Alberta

3.

State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The Issuer is listed on the TSX Venture Exchange and the NASD, OTCBB.

4.

Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

3,500,000 common shares

5.

Provide the following information for each type of security distributed. Consult Multilateral

Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Robert Corcoran 3223 West 37th Avenue Vancouver, BC V6N 2V3	675,000 shares	April 10, 2003	$0.10/ $67,500	MI 45-103, Part 3	4 months and a day ending August 11, 2003 4 months ending August 10, 2003
James Corcoran 3223 West 37th Avenue Vancouver, BC V6N 2V3	675,000 shares	April 10, 2003	$0.10/ $67,500	MI 45-103, Part 3	4 months and a day ending August 11, 2003 4 months ending August 10, 2003
Carolyn Yates 5298 – 4th Avenue Delta, BC	212,500 shares	April 10, 2003	$0.10/ $21,250	MI 45-103, Part 3	4 months and a day ending August 11, 2003 4 months ending August 10, 2003
Sarah Yates 5298 –4th Avenue Delta, BC	212,500 shares	April 10, 2003	$0.10/ $21,250	MI 45-103, Part 3	4 months and a day ending August 11, 2003 4 months ending August 10, 2003
Laurie Ann Yates 5298 – 4th Avenue Delta, BC	212,500 shares	April 10, 2003	$0.10/ $21,250	MI 45-103, Part 3	4 months and a day ending August 11, 2003 4 months ending August 10, 2003
Teresa Yates 5298 – 4th Avenue Delta, BC	212,500 shares	April 10, 2003	$0.10/ $21,250	MI 45-103, Part 3	4 months and a day ending August 11, 2003 4 months ending August 10, 2003
Haywood Securities Inc. in trust for Ken Fahlman 2651 Mathers West Vancouver, BC V7V 2J3	500,000 shares	April 10, 2003	$0.10/ $50,000	MI 45-103, Part 5	4 months and a day ending August 11, 2003 4 months ending August 10, 2003
Haywood Securities Inc. in trust for Robert Smith 3518 W. 34th Avenue Vancouver, BC V6N 2K8	200,000	April 10, 2003	$0.10/ $20,000	MI 45-103, Part 5	4 months and a day ending August 11, 2003 4 months ending August 10, 2003
Haywood Securities Inc. in trust for Robert E. Jeffery P.O. Box 88 Union Bay, BC V0R 3B0	200,000	April 10, 2003	$0.10/ $20,000	MI 45-103, Part 5	4 months and a day ending August 11, 2003 4 months ending August 10, 2003
Haywood Securities Inc. in trust for John Rybinski 2100-400 Burrard Street Vancouver, BC V6C 3A6	100,000	April 10, 2003	$0.10/ $10,000	MI 45-103, Part 5	4 months and a day ending August 11, 2003 4 months ending August 10, 2003
Haywood Securities Inc. in trust for Walter Berukoff 213 West 1st Street North Vancouver, BC V7M lB5	200,000	April 10, 2003	$0.10/ $20,000	MI 45-103, Part 5	4 months and a day ending August 11, 2003 4 months ending August 10, 2003
Haywood Securities Inc. in trust for Donny Cordick No. 3 Foxwood Court Port Moody, BC V3H 4W7	100,000	April 10, 2003	$0.10/ $10,000	MI 45-103, Part 5	4 months and a day ending August 11, 2003 4 months ending August 10, 2003
TOTAL	3,500,000

6.

Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
See attached Schedule

7.

State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

$350,000.00

8.

Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and Address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price per share (Canadian $)
Ken Fahlman 2651 Mathers West Vancouver, BC V7V 2J3	$50,000.00	N/A

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at  Vancouver, BC             this 14th day of  April, 2003.

INTERNATIONAL BARRIER TECHNOLOGY INC.

Name of issuer (please print)

“DAVID CORCROAN”

Signature of authorized signatory

DAVID CORCORAN, Director

Name and office of authorized signatory

(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended.

For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at http://www.bcsc.bc.ca.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7Y 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

SCHEDULE

6.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Robert Corcoran 3223 West 37th Avenue Vancouver, BC V6N 2V3	604-266-6984 naramataresorts@shaw.ca	Common shares 675,000	MI 45-103, Part 3
James Corcoran 3223 West 37th Avenue Vancouver, BC V6N 2V3	604-266-6984 naramataresorts@shaw.ca	Common shares 675,000	MI 45-103, Part 3
Carolyn Yates 5298 – 4th Avenue Delta, BC	604-948-0599 victor.yates@telus.com	Common shares 212,500	MI 45-103, Part 3
Sarah Yates 5298 – 4th Avenue Delta, BC	604-948-0599 victor.yates@telus.com	Common shares 212,500	MI 45-103, Part 3
Laurie Ann Yates 5298 – 4th Avenue Delta, BC	604-948-0599 victor.yates@telus.com	Common shares 212,500	MI 45-103, Part 3
Teresa Yates 5298 – 4th Avenue Delta, BC	604-948-0599 victor.yates@telus.com	Common shares 212,500	MI 45-103, Part 3
Haywood Securities Inc. in trust for Ken Fahlman 2651 Mathers West Vancouver, BC V7V 2J3	Telephone number unknown Email address unknown	Common shares 500,000	MI 45-103, Part 5
Haywood Securities Inc. in trust for Robert Smith 3518 W. 34th Avenue Vancouver, BC V6N 2K8	Telephone number unknown Email address unknown	Common shares 200,000	MI 45-103, Part 5
Haywood Securities Inc. in trust for Robert E. Jeffery P.O. Box 88 Union Bay, BC V0R 3B0	Telephone number unknown Email address unknown	Common shares 200,000	MI 45-103, Part 5
Haywood Securities Inc. in trust for John Rybinski 2100-400 Burrard Street Vancouver, BC V6C 3A6	Telephone number unknown Email address unknown	Common shares 100,000	MI 45-103, Part 5
Haywood Securities Inc. in trust for Walter Berukoff 213 West 1st Street North Vancouver, BC V7M lB5	Telephone number unknown Email address unknown	Common shares 200,000	MI 45-103, Part 5
Haywood Securities Inc. in trust for Donny Cordick No. 3 Foxwood Court Port Moody, BC V3H 4W7	Telephone number unknown Email address unknown	Common shares 100,000	MI 45-103, Part 5
Total		Common shares 3,500,000

FORM 4B

PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form.  To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I.

GENERAL

1.

Re: INTERNATIONAL BARRIER TECHNOLOGY INC.

 (the “Issuer”).

Trading Symbol:

IBH

.

2.

Date Price Reservation Form Filed: N/A

Date of News Release announcing Private Placement: March 5, 2003

 .

1.

Is this filing in relation to:

a)

an Expedited Private Placement, in compliance with the requirements as set out in section 6 of Policy 4.1 - Private Placements?

Yes  □   No  □

If Yes, please complete Parts I - III and V of this Form.

b)

Conditional Acceptance of a Non-Expedited Private Placement:  Yes  □   No  □

c)

Final Acceptance of a Non-Expedited Private Placement:  Yes  X□   No  □

II.

DETAILS OF PLACEMENT

4.

Total amount of funds to be raised: $350,000.00

5.

Proposed use of proceeds:

Technology rights acquisition deposit and working capital

6.

(a)

Description of shares to be issued:

(i)

Class: Common

 .

(ii)

Number: 3,500,000

 .

(iii)

Price per security: $0.10

 .

(b)

Description of Warrants to be issued:

(i)

Number of Warrants: N/A

 .

(i)

Number of Listed Shares eligible to be purchased on exercise of Warrants:

(ii)

N/A

 .

(iii)

Exercise price of Warrants: Year 1:N/A____________ Year 2:

Tier 1 Only:  Year 3:__________  Year 4____________  Year 5____________

(iv)

Expiry date of Warrants:

N/A

 .

(c)

Description of Convertible Securities to be issued:

(i)

Number/ Aggregate principal amount: N/A

 .

(ii)

Number of Listed Shares to be issued on conversion:

.

(iii)

Expiry/Maturity date:

 .

(iv)

Interest rate:

.

(v)

Conversion terms:

.

(i)

Default provisions:

.

(d)

Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: 3,500,000

.

7.

Issued and outstanding Listed Shares at the date of the price reservation: ______13,138,355 (now 15,138,355)________________________________

8.

Placees

(a)

The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements.  The table must disclose the identities of all purchasers, both of record as well as beneficial holders.  Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed.  Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post- closing Direct & Indirect Holdings in the Issuer	**% of Post- Closing Outstanding Shares	***Insider=I ProGroup=P
Robert Corcoran 3223 West 37th Avenue Vancouver, BC V6N 2V3		675,000	678,500	3.6%	N/A
James Corcoran 3223 West 37th Avenue Vancouver, BC V6N 2V3		675,000	675,000	3.6%	N/A
Carolyn Yates 5298 – 4th Avenue Delta, BC		212,500	212,500	1.1%	N/A
Sarah Yates 5298 – 4th Avenue Delta, BC		212,500	212,500	1.1%	N/A
Laurie Ann Yates 5298 – 4th Avenue Delta, BC		212,500	212,500	1.1%	N/A
Teresa Yates 5298 – 4th Avenue Delta, BC		212,500	212,500	1.1%	N/A
Haywood Securities Inc. in trust for Ken Fahlman 2651 Mathers West Vancouver, BC V7V 2J3		500,000	500,000	2.7%	N/A
Haywood Securities Inc. in trust for Robert Smith 3518 W. 34th Avenue Vancouver, BC V6N 2K8		200,000	200,000	1.1%	N/A
Haywood Securities Inc. in trust for Robert E. Jeffery P.O. Box 88 Union Bay, BC V0R 3B0		200,000	200,000	1.1%	N/A
Haywood Securities Inc. in trust for John Rybinski 2100-400 Burrard Street Vancouver, BC V6C 3A6		100,000	543,000	2.9%	P
Haywood Securities Inc. in trust for Walter Berukoff 213 West st Street North Vancouver, BC V7M lB5		200,000	300,000	1.6%	N/A
Haywood Securities Inc. in trust for Don Cordick No. 3 Foxwood Court Port Moody, BC V3H 4W7		100,000	100,000	0.5%	P
TOTAL		3,500,000

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate.  The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b)

If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9.

If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

______N/A______________________________________________________________

10.

Provide the following information for any bonus, finder’s fee, commission or Agent’s Option to be paid in connection with the Private Placement:

(a)

Confirm that the sales Agent/broker is arm’s length to the Issuer.Yes  □X   No  □

If No, provide details regarding the relationship to the Issuer:______N/A_____________________

(a)

Name of sales Agent/broker (name, address, beneficial ownership where applicable)

Ken Fahlman, 2651 Mathers Street, West Vancouver, BC V7V 2J3___________

(c)

Cash $50,000.00

.

(d)

SecuritiesN/A

.

(e)

Expiry date of any Agent’s Option  N/A

.

(f)

Exercise price of any Agent’s Option  N/A

.

11.

Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

N/A

12.

Describe any unusual particulars of the transaction (i.e. tax “flow through” shares, etc.).

N/A

13.

Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over?  (as defined in Policy 5.2- Changes of Business and Reverse Take-Overs)?Yes  □    No  □X

If Yes, describe all relevant terms:

III.

EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria.  If all statements are confirmed as “Yes”, the transaction may be filed as an Expedited Private Placement.  If any statement is answered as “No”, the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1.

The pricing of the Shares and any Warrants to be issued is in accordance with Policy 4.1 – Private Placements:
Yes  □X     No  □

2.

No convertible securities, other than Warrants are to be issued as part of this Private Placement:

3.

Yes  □X     No  □

4.

Non-Arm’s Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
Yes  □X     No  □

5.

The Issuer is not a CPC, Tier 3 Issuer, or is not and has not been put on notice that it is or will be an Inactive Issuer (refer to Policy 2.5 Tier Maintenance Requirements):

6.

Yes  □ X    No  □

7.

The proceeds are to be expended on a business or asset for which the Issuer has received    Exchange Acceptance:Yes  □     No  □ N/A

8.

No new Control Person is created by the issuance of the Shares:

9.

Yes  □X     No  □

10.

Any related commissions are paid or granted within the parameters in Policy 5.1 – Loans Bonuses and Finders Fees:Yes  □X     No  □

11.

A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:Yes  □X     No  □

12.

All Placees have been disclosed as required above and have committed all subscription funds:Yes  □X     No  □

13.

The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:Yes  □     No  □X

If all of the above questions have been answered with a “Yes”:

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a)

Tier 2 only – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i)

For Expedited Acquisitions: 0

 .

(i)

For Previous Expedited Private Placements: 0

 .

(iii)

For this transaction:  3,500,000 shares

 .

Total ((i) + (ii) + (iii)):  3,500,000 shares

 .

IV.

FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement.  This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date.   If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing.   If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1.

Has any information required in Parts I and II changed since the Issuer originally filed the Notice?

2.

Yes  □     No  □X

3.

If Yes, please provide an updated Notice highlighting the changes.

1.

Have all the applicable Placees been disclosed pursuant to item 8 of Part II?

2.

Yes  □X     No  □

3.

If No, please provide an updated Notice containing the appropriate Placee information.

3.

Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

a)

the name(s) of the new Control Person(s)

_______N/A_________________________________________________

________________________________________________________

b)

the date on which shareholder approval has or will be obtained for the transaction.

_________N/A________________________________________________

c)

If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer’s outstanding shares prior to the Private Placement.
Yes  □     No  □  N/A

V.

DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the “Filing”).

The undersigned hereby certifies that:

a)

the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b)

the Filing is in all respects in accordance with Policy 4.1 – Private Placements, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c)

there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

a)

any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e)

each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f)

the Issuer has completed the transaction in accordance with the applicable Securities Laws.

Dated: April 10, 2003

DAVID CORCORAN

Name of Director and/or

Senior Officer

“DAVID CORCORAN”

Signature

Director

Official Capacity

FORM 4E

SHARES FOR DEBT FILING FORM

1.

Re: INTERNATIONAL BARRIER TECHNOLOGY INC.

 (the “Issuer”).

Trading Symbol: IBH

.

2.

Date of news release announcing shares for debt settlement:  March 5, 2003____

Issued and outstanding Listed Shares at the date of the news release: 13,138,355

3.

Creditors / Settlement Table

Provide in the attached Schedule 1 the details of the creditors being offered settlement.

Total amount of debt to be settled:  $309,869.00 (pro rata deemed value of $300,000.00)_______________________________

If Warrants are to be issued provide the following information:

(a)

Number of shares eligible to be purchased on exercise of each Warrant: N/A__________

(b)

Exercise price of Warrants:  Year 1 _____ Year 2 _____

Tier 1 Only - Year 3: _____ Year 4:_____ Year 5: _____

(c)

Expiry date of Warrants: _____________________

4.

Status of Issuer

Is the Issuer Inactive?

YES      NO X

If YES, indicate if any other submissions are in preparation or in progress that are part of a reactivation plan for the Issuer.

5.

Balance of debt

Did any creditors refuse the settlement?

YES N/A  NO N/A

Identify all creditors of the Issuer that were not offered the settlement and explain why.

Company Trade Payables

Amount

AB Korelin & Associates (USA)

$  6,000.00

Amisano, Hanson, Chartered Accountants

 12,518.00

TSX Venture Exchange

   2,729.00

Pacific Corporate Trust Company

      467.00

$21,714.00

Due to nominal amounts and/or corporations who cannot accept shares for debt.

U.S. Subsidiary Accounts Payable

See attached list.

The Company has tried to settle some of these accounts with shares without success. The main creditors consist of government agencies or very large corporations who will not take shares.

If there are plans to settle the balance of the debt, if any, please attach details.  See Schedule 2.

6.

New Control Person

Will there be a new Control Person of the Issuer created as a result of the issuance of shares for debt?

YES

  NO

X

If YES, indicate date on which the shareholders’ resolution was passed and submit a copy of the shareholders’ resolution.

7.

Assignment of Debt

Have any creditors purchased the debt at a discount from other creditors?

YES______  NO___X___

If YES, please disclose the following:

Name of Original Creditor	Name of Current Creditor	Is the Current Creditor a Non’s Arm’s Length Party Y/N	Amount of Debt Purchased	Amount Paid for Debt
N/A

If Non Arm’s Length Parties have purchased discounted debt, have such Non Arm’s Length Parties, entered into an escrow agreement relating to the debt settlement shares?

YES N/A  NO N/A

8.   Tier 2 Issuers: Issuance of more than 100% of issued and outstanding shares in connection with debt settlement

Is the Issuer issuing more than 100% of its issued and outstanding shares in connection with this debt settlement?

YES        NO X

If YES:

Provide the date on which disinterested shareholder approval was/will be received for this transaction and include a copy of the shareholders resolution.

If the Issuer is Inactive, have the Insiders, including individuals who will become Insiders as a result of the debt settlement, entered into an escrow agreement?

YES N/A  NO N/A

9.

Does the transaction form part of a Change of Business or Reverse Takeover?

YES       NO X

If YES, describe all relevant terms:

10.

Documents

Enclose the following documentation (or indicate if not applicable).

(a)

Current accounts payable list with summary totals

(b)

Copy of any assignment, buyback or voting trust agreements  N/A

(c)

Copy of shareholders’ resolutions  N/A

(d)

Financial statements evidencing the debt, if not previously filed with the Exchange.

Declaration

The undersigned certifies that:

(a)

the undersigned is a director or senior officer of the Issuer;

(b)

any debts to be settled pursuant to this transaction which are not specifically referred to in the financial statements of the Issuer prepared since the debt was incurred, are valid debts, due and payable by the Issuer to the indicated creditor(s).

(c)

the transaction is in all respects in accordance with Policy 4.3 - Shares for Debt, except as disclosed in any attached application for waiver.

Date March 19, 2003

DAVID CORCORAN

Name director or senior officer

“DAVID CORCORAN”

Signature

Director

Official Capacity

Creditors/Settlement Table

Schedule 1

Name & Address of Creditor	Amount Owing	Deemed Price per Share	# of Shares	# of Warrants	Nature of Debt (e.g. trade payable, management fees, etc)	Non Arm’s Length Party=NP ProGroup=P Not Applicable=N/A
Corcoran Enterprises Ltd. 3223 West 37th Avenue Vancouver, BC V4M 1G7	$176,825 (174,673)	$0.15	1,163,820	N/A	• Management fees & Administrative costs • Cash advances • Interest at 10%	NP
Michael Huddy 2345 Brockton Lane N. Plymouth, MN 55447	98,812 (97,553)	$0.15	650,353	N/A	• Salary • Cash advances • Interest at 10%	NP
Continental Appraisals Ltd. 5298 4th Avenue Delta, BC V6N 2V3	28,232 (27,874)	$0.15	185,827	N/A	• Cash advances • Interest at 10%	NP
Tom Corcoran	6,000	N/A	0	N/A	• Wages	N/A
Total	$309,869 ($300,000)	N/A	2,000,000		N/A	N/A

Beneficial Shareholders of any Corporate Creditors Who Will Own or Control 10% or more of the Post-Closing Outstanding Shares

Creditor	Number of Securities Purchased	Post closing Direct & Indirect Holdings in the Issuer	% of Post Closing Outstanding Shares	Name and Address of any Individuals Having a Greater Than 10% Beneficial Interest in the Creditor
Corcoran Enterprises Ltd.	1,163,820	2,162,035	14%	David J. Corcoran. 3223 West 37th Avenue Vancouver, BC V4M 1G7
Michael Huddy	650,353	1,847,960	12%	Michael Huddy 2345 Brockton Lane N. Plymouth, MN 55447

TOTAL	1,814,173	4,009,995	26%

AMENDED

FORM 4G

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re:  INTERNATIONAL BARRIER TECHNOLOGY INC.

 (the “Issuer”).

Month in which stock options have been granted or amended: March, 2003___________.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer/Employee/ Consultant	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
Bernie Hertel	March 5, 2003	Consultant	March 5, 2003	200,000	$0.10	March 5, 2008
Paul Louie	March 5, 2003	Director	March 5, 2003	200,000	$0.10	March5, 2008
Robert Matthews	March 5, 2003	Consultant	March 5, 2003	200,000	$0.10	March5, 2008

Total number of optioned shares proposed for acceptance: 600,000

.

•

Date shareholder approval was obtained for the Stock Option Plan: December 11, 2002_.

•

Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan:________203,835___________________________.

Amended Options:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date
N/A

•

If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: N/A______________________________.

DECLARATION

The undersigned hereby certifies that:

1.

The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2.

The Issuer is not an Inactive Company as defined in Policy 2.6 –Inactive Issuers and Reactivation.

3.

The Filing is either in all respects in accordance with Exchange Policy 4.4 – Incentive Stock Options, in effect as of the date of this Declaration, or any deviations are indicated herein.

4.

As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Dated April 9, 2003.

DAVID CORCORAN

Name of Director or Senior Officer

“DAVID CORCORAN”

Signature

Director

Official Capacity

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

International Barrier Technology Inc. -- SEC File No. 0-20412

(Registrant)

Date: April 15, 2003        By /s/ Michael Huddy______________________________

                                   Michael Huddy, President and Director